UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41889

CADELER A/S

(Translation of registrant's name into English)

Kalvebod Brygge 43

DK-1560 Copenhagen V, Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Press Release

Copenhagen, 28 November 2025 – Cadeler today announces the successful delivery of Wind Mover, the tenth vessel to join the company’s growing fleet of next-generation wind turbine installation vessels (WTIVs). The vessel is delivered ahead of schedule and will, following her mobilisation, head directly into operations in Europe.

Wind Mover becomes the tenth vessel on the water for Cadeler and the second in the M-class series, following the delivery of her sister vessel, Wind Maker, earlier this year. Both vessels are engineered to meet the demands of tomorrow’s offshore wind projects, combining efficiency, flexibility, and lifting capacity to support the world’s largest offshore wind developments.

The new vessel was constructed at the Hanwha Ocean Shipyard in Korea. It has been delivered ahead of schedule, within budget, and with a strong safety record during construction. The design is a result of cooperation between Cadeler and its key partners, including Hanwha Ocean, ABB, Kongsberg, GustoMSC and Huisman.

Wind Mover is already contracted for work in Europe immediately upon her delivery, as announced earlier this year.

Equipped with a 2,600-tonne main crane, a DP2 positioning system, and capable of operating in water depths of up to 65 metres, Wind Mover is purpose-built to install and maintain the next generation of offshore wind turbines and foundations. Her design enables high efficiency in challenging offshore conditions and ensures readiness for the industry’s increasing scale.

Mikkel Gleerup, CEO of Cadeler, comments: “The delivery of Wind Mover, ahead of schedule, represents another step in our long-term strategy to operate the most advanced and versatile fleet in the offshore wind sector. With both Wind Mover and Wind Maker now delivered, we are well-equipped to meet the scale and complexity of global offshore wind projects. After her delivery, Wind Mover will head straight to work installing and maintaining the largest turbines in the market.”

With five newbuild vessels delivered this year, Cadeler has doubled its fleet in just twelve months, expanding from five to ten wind turbine installation vessels. By mid-2027, Cadeler will operate a 12-vessel fleet – the largest and most versatile installation fleet in the offshore wind industry.

For further information, please contact:

Cadeler Press Office

press@cadeler.com

Mikkel Gleerup
CEO, Cadeler
+45 3246 3102
mikkel.gleerup@cadeler.com

Alexander Simmonds
EVP & CLO, Cadeler
+44 7376 174172
alexander.simmonds@cadeler.com

About Cadeler:

Cadeler is a global leader in offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, operating solely in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and has for more than 10 years been a key supplier in the development of offshore wind energy to power millions of households. Cadeler’s fleet, expertise and capacity to handle the largest and most complex next-generation offshore wind installation projects positions the company to deliver exceptional services to the industry. Cadeler is committed to being at the forefront of sustainable wind farm installation and to enable the global energy transition towards a future built on renewable energy. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR). For more information, please visit www.cadeler.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2025	CADELER A/S
(Registrant)

	By:	/s/ Mikkel Gleerup
	Name:	Mikkel Gleerup
	Title:	Chief Executive Officer

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